SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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TRINITY BIOTECH PLC

6-K Items

Item 1.     Press Release dated April 13, 2004

Item 2.     Press Release dated April 20, 2004

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Item 1. Press Release dated April 13, 2004

FOR RELEASE, APRIL 13, 2004

Contact:	Trinity Biotech plc
Rory Nealon
(353)-1-2769800
E-mail: rory.nealon@trinitybiotech.com

Trinity Biotech acquires
Adaltis US, Inc

DUBLIN, Ireland (April 13, 2004)….Trinity Biotech plc (NASDAQ: TRIB) today announced that it has completed the acquisition of Adaltis US, Inc.

Trinity Biotech has acquired the assets of Adaltis US, Inc for US$3.5 million in cash. Adaltis US, Inc (“Adaltis US”) is the US distribution arm for Adaltis, Inc. As part of the transaction, Trinity has obtained exclusive distribution rights to Adaltis’ open-end microplate analytical instrumentation in the US and non-exclusive distribution rights in the rest of the world, except China.

Adaltis US is engaged in the distribution of diagnostic instruments and reagents for the infectious disease market in the US. The company was loss making during 2003. The acquisition gives Trinity access to the existing installed base of instruments in the US, will be earnings neutral in 2004 and earnings positive in 2005.

Ronan O’Caoimh, Trinity Biotech CEO, commented “The acquisition of Adaltis US is a strategic move for Trinity and is designed to enhance our infectious disease product offering. Crucially the acquisition gives Trinity access to the existing installed base of instruments in the US and provides an opportunity for Trinity to place its own reagents on this installed base of instruments. The acquisition is a logical step in our strategy of being a significant player in the infectious disease market both in the US and worldwide. We believe the Adaltis range of instruments including the NexgenFour, Labotech and P-Lab provide us with access to the best microtitre plate instrument offering available on the market.

In our two major business units of infectious disease and haemostasis we can now offer a complete system solution to the clinical laboratory, comprising reagents, automated instruments and technical service. This, combined with our expanded sales force will enable Trinity to significantly grow its business in the US in the coming quarters.”

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“We are very pleased with the sale of our US distribution arm and the conclusion of this new long term world wide OEM distribution partnership with Trinity Biotech" indicated Pierre Larochelle, President and Chief Executive Officer of Adaltis Inc. "With Adaltis now focusing on developing a significant presence in the Asian market, we felt it was important for us to partner up with a reputable organization which would insure thorough marketing and service of our open-end microplate analyzer instrumentation and further enhance our market leadership position.”

Trinity Biotech develops, acquires manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the company’s website: www.trinitybiotech.com.

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

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Item 2. Press Release dated April 20, 2004

FOR RELEASE, APRIL 20, 2004

Contact:	Trinity Biotech plc
Rory Nealon
(353)-1-2769800
E-mail: rory.nealon@trinitybiotech.com

Trinity Biotech Completes Acquisition of
Fitzgerald Industries International

DUBLIN, Ireland (April 20, 2004)….Trinity Biotech plc (NASDAQ: TRIB) today announced that it has completed the acquisition of Fitzgerald Industries International, Inc.

Trinity Biotech has acquired the business of Fitzgerald for US$16 million consisting of cash of US$8 million and shares in Trinity Biotech of US$8 million. Fitzgerald provides a comprehensive range of immunodiagnostic products to pharmaceutical companies, reference laboratories, diagnostic manufacturers, universities and research facilities worldwide. The Company’s growth has been impressive and profitable with sales growing from $3.8 million for the period ending December 31, 2000 to $7.0 million in 2003 which is a compound growth rate of 23% per annum. The acquisition will be earnings positive in 2004.

The range of products provided by Fitzgerald includes monoclonal and polyclonal antibodies, antigens, proteins, enzymes and immunochemicals employed in the areas of cancer, cardiac, fertility and infectious disease diagnosis. As part of the transaction the principals of Fitzgerald will remain and will continue to direct the operations of Fitzgerald as a stand-alone entity within the Trinity Group.

Ronan O’Caoimh, Trinity Biotech CEO, commented “We are delighted to acquire the business of Fitzgerald Industries which is a business we have admired for many years. This acquisition positions us in an exciting area of the life sciences market with significant potential for future growth. The combination of Fitzgerald’s excellent products and Trinity’s marketing capabilities through its distributor base in eighty countries worldwide will result in continued ongoing growth within Fitzgerald. We are confident that this business line will become a significant part of the Trinity Group in the coming years. The acquisition will also provide Trinity with the benefits or Fitzgerald’s sourcing expertise and in the medium term will provide Trinity with the ability to source raw materials at better prices.”

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Edward Fitzgerald, President Fitzgerald Industries International, commented “The acquisition of Fitzgerald by Trinity will provide the company with access to a wider distribution base. We are very excited at the opportunities this will present to continue the growth profile of our business and to better serve our customers. It is the intention of both parties that Fitzgerald will continue to operate as a stand-alone entity.”

Trinity also announces that it will release its quarterly results on Wednesday 28th April 2004 at 11am EST.

Trinity Biotech develops, acquires manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the company’s website: www.trinitybiotech.com.

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

	By:	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer and Secretary

Date: April 27, 2004